JOINT FILING AGREEMENT

Agreement, dated as of January 29, 2007, between 12K, LLC and Raymond K. Mason (collectively, the ‘‘Parties’’).

Each of the Parties hereto represents to the other Parties that it is eligible to use Schedule 13D to report its beneficial interest in the common stock of Juniper Content Corporation beneficially owned and reported upon in the Schedule 13D of which this agreement is an exhibit (‘‘Schedule 13D’’) by each of the above-named Parties, and each of the above Parties will file the Schedule 13D on behalf of itself.

Each of the Parties agrees to be responsible for the timely filing of the Schedule 13D and any and all amendments thereto and for the completeness and accuracy of the information concerning itself contained in the Schedule 13D, and the other Parties to the extent it knows or has reason to believe that any information about the other Parties is inaccurate.

12K, LLC
By: /s/ Raymond K. Mason Name: Raymond K. Mason Title: Manager
/s/ Raymond K. Mason Raymond K. Mason, Individually